Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2001

MAYNE GROUP LIMITED
(Translation of Registrant's Name Into English)

Mayne Group House
21/390 St Kilda Road
Melbourne, Victoria 3004
Australia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X.

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

19 December 2001

Mayne Nickless Limited
ABN 56 004 073 410

PO Box 1671N GPO Melbourne
Victoria 3001 Australia
390 St Kilda Road Melbourne
Victoria 3004 Australia
Telephone 61 3 9868 0700
Fax 61 3 9867 1179

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

No. of Pages 5 (including this page)

Dear Sir

Re: Media Release

Please find following a media release in relation to an announcement by Mayne on Board and management succession.

Yours faithfully,
Mayne Nickless Limited

John W Priestley,
Company Secretary

MEDIA RELEASE
19 December 2001

Mayne announces Board and management succession

Messrs Rayner, Smedley and James will be present at a media conference at 11.30 am today
Level 22, 390 St Kilda Road, Melbourne

The Board of Mayne Nickless Limited announced today that Peter Smedley, currently Mayne's Group Managing Director and Chief Executive Officer, would succeed Mark Rayner as Chairman of Mayne, and Chief Operating Officer Stuart James would become Group Managing Director and Chief Executive Officer. Both appointments will take effect in September 2002.

Mr Rayner advised shareholders at Mayne's 2001 Annual General Meeting of his decision to step down as a Director and Chairman of the group once an appropriate successor had been identified and was in place.

"We believe the prompt announcement of these two key appointments will provide certainty within the organisation, allowing it to remain fully focussed on the achievement of its strategic and business goals," Mr Rayner said.

"Following my announcement last month that I would retire as Chairman, the Board established a specification and rigorous selection criteria for the role and took external advice on potential independent candidates who might be available for consideration. At the same time, the Board has been conscious of the importance of maintaining continuity of senior management and in the strategic direction of the group at this vital stage in its development," he said.

"The Board is confident that Peter Smedley, with his extensive experience at both executive and Board level in a range of industries and companies, is the most suitable and appropriate successor as non-executive Chairman. Given that his contract as Chief Executive Officer is due to expire at the end of 2002, his appointment and that of Mr James as successor Chief Executive will ensure an orderly transition within both the Board and the executive of the Group.

"The Board is particularly pleased that Stuart James has accepted its invitation to succeed Mr Smedley as Chief Executive Officer of Mayne. His performance as Chief Operating Officer has been outstanding in driving the strategy which has guided the development of the Group's businesses over the past 18 months and his appointment will ensure that the Group continues to move forward and to generate further strong improvement in returns to shareholders.

"Board changes to accommodate this Board and executive transition will include the appointment of an independent Deputy Chairman at the time of Mr Smedley's succession to the non-executive Chairman role.

"Mr James will also join the Board as an executive Director at its next meeting, in January 2002, prior to the change in responsibilities next September.

"The Board is confident that the succession plan now in place will ensure Mayne is well positioned to continue to pursue its strategic path.

"In securing this Board and management transition, we recognise the corporate governance issues involved in a Chief Executive moving to the role of non-executive Chairman and have put in place specific measures to fully address potential governance concerns. Further, any such concerns are mitigated by the relatively short term of Mr Smedley's service as Chief Executive Officer."

-oo000oo-

For further information contact:

Media enquiries:
Jeannette McLoughlin
Group General Manager Public Affairs
Phone: +613 9868 0880
Mobile: 0401 990 425
+61401 990 425 (from outside Australia)

Investor enquiries:
Mark Rogers
Investment Relations Manager
+613 9868 0909

Additional information:

Corporate governance
Peter Smedley's appointment as Chairman will be for an initial term of three years, with the position then to be reviewed by the independent non-executive Directors.

At the time of his succession to the non-executive Chairman role, the Board will appoint an independent Deputy Chairman who will fulfil the role of "Lead Director", providing an independent point of contact with the Board.

Mr Smedley will be a member, but not chairman, of the Board Audit Committee and, for an initial period, will not be a member of the Board Compensation & Nomination Committee which is responsible for monitoring and reviewing issues relating to executive and Board remuneration, including option and share schemes, and the size, composition and membership of the Board.

Peter J Smedley BCom, MBA
Chairman-elect
Group Managing Director and Chief Executive Officer
Peter Smedley joined Mayne, Australia's largest private health care provider and most diverse logistics operator, in July 2000.

Mr Smedley was previously Group Managing Director and Chief Executive Officer of Colonial Limited, where he was also Chairman of Colonial State Bank and CMG Asia, the group's Asian life insurance business. Prior to that, he was Executive Director of Shell Australia, where he ran the Coal and Metals Operations and then the Oil and Chemical business. At Shell, he was also Chairman of a number of mining joint venture companies and Director of all group companies.

He has served as a Director of the Australian Mining Industry Council, the Australian Mining Industrial Research Association, the Institute of Petroleum, Lloyds Register of Shipping, the Aluminium Development Council and the Business/Higher Education Roundtable. Mr Smedley was Deputy Chairman of Newcrest Mining until June 2000.

He is currently non-executive Chairman of OneSteel Limited and the CARE Australia Corporate Council. He is a Director of the Australian Davos Connection Ltd, CARE Australia and the Colonial Foundation. He is also a member of the Business Council of Australia, the Business Council of the National Gallery of Victoria and the President's Council of the Art Gallery of New South Wales.

Age: 58

Stuart James BA (Hons)
Group Managing Director and Chief Executive Officer-elect
Chief Operating Officer
Stuart James was appointed Chief Operating Officer of Mayne in July 2000. He was previously Managing Director of Australian Financial Services at Colonial, responsible for the banking and insurance operations of the company nationally. He held this position from 1 July 1996 until the acquisition of Colonial Limited by the Commonwealth Bank of Australia in June 2000.

Prior to this, he was Colonial State Bank's Head of Retail Banking, a role in which he transformed the retail banking business into a more responsive, customer-focussed operation.

He previously had a 25-year career with Shell Australia and Shell International Petroleum. Senior positions held at Shell included Area Coordinator for South-East Asia/Australasia (based in London), National Reseller Manager for Australia, Market Development Manager, Downstream Planning Manager and Deputy Retail Manager.

He is a Director of The Smith Family.

Age: 52

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By: [signature]

Name: Karen Kee

Title: Manager, Group Secretarial Services

Date: 4 April 2002